Exhibit 99.1

Ambow Education Announces Second Half and Full-Year 2023 Financial Results

Unlocking Digital Education Market Opportunities with Pioneering AI-Driven HybriU

CUPERTINO, California, April 25, 2024 -- Ambow Education Holding Ltd. (NYSE American: AMBO) ("Ambow" or the "Company"), an AI-Driven educational technology company, today announced its financial and operating results for the second half1 and 2023 full fiscal year,2 ended December 31, 2023.

“2023 was a transitional year for us. We strategically pivoted our business, securing the bedrock for our future growth with HybriU’s official launch in July, marking our foray into the large, untapped hybrid and digital education market,” said Dr. Jin Huang, Ambow’s President, Chief Executive Officer and acting Chief Financial Officer. “The steps we have taken vastly improved our financial profile, achieving a gross margin of 50% in the fourth quarter of 2023 compared with a negative gross margin in the same period of 2022.

“Our sights are now squarely set on emerging opportunities with our transformational, first-to-market total solution HybriU product. HybriU’s all-encompassing technology integrates innovative AI, lecture capture, connectivity, immersive technologies, and a comprehensive management platform for educational purposes. Most recently, we implemented HybriU at NewSchool of Architecture & Design in San Diego, where we hosted a highly successful open house event during the ASU+GSV summit. This gives us first-mover advantages as we diligently work to deploy our cutting-edge AI technology throughout higher education and workforce training scenarios. As we make more inroads in these large markets and continue to prudently manage our expenses, we foresee continued financial momentum with expected profitability for the full year 2024,” concluded Dr. Huang.

Fourth Quarter 2023 Financial Highlights

•	Net revenues from continuing operations in the fourth quarter of 2023 were $2.4 million, compared with $3.3 million in the same period of 2022. The decrease was primarily driven by the conclusion of its operation of Bay State College (BSC) in August 2023.

•	Gross profit (loss) from continuing operations in the fourth quarter of 2023 was $1.2 million, compared with a gross loss of $0.7 million in the same period of 2022. Gross profit margin was positive 50.0%, compared with negative 21.2% in the fourth quarter of 2022.

•	Operating expenses from continuing operations in the fourth quarter of 2023 increased by 87.5% to $1.5 million from $0.8 million in the same period of 2022. The increase was primarily associated with the expenditure of our new product, HybriU.

•	Operating loss from continuing operations in the fourth quarter of 2023 improved to $0.3 million, compared with $1.5 million in the same period of 2022.

1 Financial results for the second half of 2023 have not been audited or reviewed by the Company’s independent registered accounting firm.

2 Financial results for the full fiscal year ended December 31, 2023 have been audited by the Company’s independent registered accounting firm.

•	Net income attributable to the Company’s ordinary shareholders from continuing operations improved to $1.3 million, or $0.02 per basic and diluted share, compared with a loss of $0.9 million, or $0.02 per basic and diluted share, in the same period of 2022. The increase was mainly due to the $1.4 million gain on the disposal of assets from the BSC curriculum in 2023.

Full Fiscal Year 2023 Financial Highlights

•	Net revenues from continuing operations in fiscal year 2023 decreased by 37.8% to $9.2 million from $14.8 million in 2022. The decrease was primarily due to the permanent closure of BSC at the end of the 2022-2023 academic year.

•

Gross profit from continuing operations in fiscal year 2023 was $2.5 million, increasing from $0.3 million in 2022. The increase was primarily attributable to a decrease in the cost of revenues from stringent cost and expense controls.

•	Operating expenses from continuing operations in fiscal year 2023 decreased by 30.6% to $6.8 million from $9.8 million in 2022. The decrease was primarily attributable to the enactment of strict expense control measures.

•	Operating loss from continuing operations in fiscal year 2023 was $4.3 million, compared with a loss of $9.5 million in 2022.

•	Net loss attributable to the Company’s ordinary shareholders from continuing operations was $3.2 million, or $0.06 per basic and diluted share, compared with a loss of $9.3 million, or $0.19 per basic and diluted share in 2022.

•	As of December 31, 2023, Ambow maintained strong cash resources of $10.0 million, comprised of cash and cash equivalents of $4.8 million and restricted cash of $5.2 million.

Recent Developments

On January 19, 2023, the New England Commission of Higher Education (“NECHE”) informed BSC of its intention to withdraw BSC’s accreditation. On April 11, 2023, the Board of Trustees voted to permanently close Bay State College at the end of the 2022-2023 academic year. This permanent closure was completed on August 31, 2023.

Subsequent Events

Bay State College engaged in a purchase and sale agreement (the “Purchase Agreement”) with PRP Consulting Group P.C. (the “Purchaser”), a third party. Under the terms of the Purchase Agreement, Bay State College agreed to transfer all Account Receivable Portfolio to the Purchaser in exchange for a cash payment of $0.7 million. The transaction was finalized on January 4, 2024.

Our ADSs (each representing twenty Class A ordinary shares) currently trade in the NYSE American under the symbol “AMBO.” Prior to February 20, 2024, one ADS represented two Class A ordinary shares. On February 20, 2024, we effected a change of the ADS to Class A ordinary share ratio from one ADS representing two Class A ordinary shares to one ADS representing 20 Class A ordinary shares. The ratio change has the same effect as a 1-for-10 ADS reverse split.

On March 6, 2024, Ambow appointed Mr. Norm Allgood as fractional Head of HybriU to lead the dissemination and implementation of HybriU, Ambow's AI-driven hybrid learning solution for education and workforce training.

Exchange Rate Information

Historically, we presented our financial results in Renminbi. Starting on January 1, 2023, we changed our reporting currency from Renminbi to U.S. dollars since the majority of our revenues and expenses are now denominated in U.S. dollars. We believe the alignment of the reporting currency with the underlying operations would better illustrate our results of operations for each period. The historical results of operations and financial statements included in this report are presented based on what was presented in the previously filed Form 20-F.

About Ambow

Ambow Education Holding Ltd. is a U.S.-based, AI-Driven education technology company. Its mission is to eliminate barriers between online and offline environments, languages and regions, and academia and industry. Ambow aims to empower educators, students, institutions and organizations with advanced technology designed explicitly for the education industry. For more information, visit Ambow’s corporate website at https://www.ambow.com/.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "intends," "estimates" and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Ambow and the industry. All information provided in this press release is as of the date hereof, and Ambow undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Ambow believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For more information, please contact:

Ambow Education Holding Ltd.

E-mail: ir@ambow.com

or

Piacente Financial Communications

Tel: +1 212 481 2050

E-mail: ambow@tpg-ir.com

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,	As of December 31,
	2022	2023
ASSETS
Current assets:
Cash and cash equivalents	$3,308	$4,834
Restricted cash	4,362	5,221
Accounts receivable, net	1,983	2,280
Prepaid and other current assets	6,171	178
Total current assets	15,824	12,513
Non-current assets:
Property and equipment, net	276	6
Intangible assets, net	537	522
Operating lease right-of-use asset	6,909	4,896
Other non-current assets, net	1,970	2,629
Total non-current assets	9,692	8,053

Total assets	$25,516	$20,566

LIABILITIES
Current liabilities:
Short-term borrowings	3,029	3,939
Accounts payable	2,393	1,386
Accrued and other liabilities	3,737	1,468
Income taxes payable, current	528	510
Operating lease liability, current	2,218	2,486
Total current liabilities	11,905	9,789
Non-current liabilities:
Operating lease liability, non-current	5,744	4,349
Total non-current liabilities	5,744	4,349

Total liabilities	$17,649	$14,138

EQUITY
Preferred shares
(US$ 0.003 par value; 1,666,667 shares authorized, nil issued and outstanding as of December 31, 2022 and 2023)	-	-
Class A Ordinary shares
(US$ 0.003 par value; 66,666,667 and 66,666,667 shares authorized; 47,419,109 and 52,419,109 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	131	146
Class C Ordinary shares
(US$ 0.003 par value; 8,333,333 and 8,333,333 shares authorized; 4,708,415 and 4,708,415 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	13	13
Additional paid-in capital	515,182	517,031
Accumulated deficit	(507,459)	(510,634)
Accumulated other comprehensive income	-	(128)
Total equity	7,867	6,428
Total liabilities and equity	$25,516	$20,566

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(All amounts in thousands, except for share and per share data)

	For the three months ended September 30,		For the three months ended December 31,
	2022	2023	2022	2023
NET REVENUES
Educational program and services	$2,351	$671	$3,274	$2,395
COST OF REVENUES
Educational program and services	(4,113)	(1,400)	(3,941)	(1,187)

GROSS (LOSS) PROFIT	(1,762)	(729)	(667)	1,208
Operating expenses:
Selling and marketing	(283)	(330)	(95)	(296)
General and administrative	(1,320)	(903)	(747)	(912)
Research and development	-	(242)	-	(242)
Impairment loss	(637)	-	-	-
Total operating expenses	(2,240)	(1,475)	(842)	(1,450)

OPERATING LOSS	(4,002)	(2,204)	(1,509)	(242)

OTHER INCOME (EXPENSES)
Interest (expenses) income	(34)	(39)	1	15
Foreign exchange gain (loss), net	-	21	-	(12)
Other (expenses) income, net	(33)	(12)	661	94
Gain on disposal of assets	-	-	-	1,400
Total other (expenses) income	(67)	(30)	662	1,497

(LOSS) INCOME BEFORE INCOME TAX AND NON-CONTROLLING INTEREST	(4,069)	(2,234)	(847)	1,255
Income tax benefit (expenses)	1	(1)	(33)	-

(LOSS) INCOME FROM CONTINUING OPERATIONS	(4,068)	(2,235)	(880)	1,255
(Loss) Income from and on sale of discontinued operations, net of income tax	(923)	-	4,794	-

NET (LOSS) INCOME	$(4,991)	$(2,235)	$3,914	$1,255
Less: Net loss attributable to noncontrolling interests from continuing operations	-	-	-	-
Less: Net loss attributable to noncontrolling interests from discontinued operations	(35)	-	(29)	-

NET (LOSS) INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS FROM CONTINUING OPERATIONS	(4,068)	(2,235)	(880)	1,255
NET (LOSS) INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS FROM DISCONTINUED OPERATIONS	(888)	-	4,823	-

NET (LOSS) INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	$(4,956)	$(2,235)	$3,943	$1,255

OTHER COMPREHENSIVE (LOSS) INCOME, NET OF TAX
Foreign currency translation adjustments	(278)	-	104	-
Other comprehensive (loss) income	(278)	-	104	-

TOTAL COMPREHENSIVE (LOSS) INCOME	(5,269)	(2,235)	4,018	1,255

Net (loss) income from continuing operations per share – basic and diluted	$(0.08)	$(0.04)	$(0.02)	$0.02
Net (loss) income from discontinued operations per share – basic and diluted	$(0.02)	-	$0.09	-
Net (loss) income from continuing operations per ADS – basic and diluted	$(1.60)	$(0.80)	$(0.40)	$0.40
Net (loss) income from discontinued operations per ADS – basic and diluted	$(0.40)	-	$1.80	-

Weighted average shares used in calculating basic and diluted net (loss) income per share	52,110,948	57,127,524	52,127,524	57,127,524

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the years ended December 31,
	2022	2023
NET REVENUES
Educational program and services	$14,840	$9,163
COST OF REVENUES
Educational program and services	(14,556)	(6,669)

GROSS PROFIT	284	2,494
Operating expenses:
Selling and marketing	(1,487)	(1,051)
General and administrative	(7,628)	(5,264)
Research and development	-	(484)
Impairment loss	(657)	-
Total operating expenses	(9,772)	(6,799)

OPERATING LOSS	(9,488)	(4,305)

OTHER INCOME (EXPENSES)
Interest expenses	(101)	(57)
Other income (expenses), net	500	(199)
Loss on disposal of subsidiaries	(163)	-
Gain on disposal of assets	-	1,400
Total other income	236	1,144

LOSS BEFORE INCOME TAX AND NON-CONTROLLING INTEREST	(9,252)	(3,161)
Income tax expenses	-	(14)

LOSS FROM CONTINUING OPERATIONS	(9,252)	(3,175)
Loss from and on sale of discontinued operations, net of income tax	(5,056)	-

NET LOSS	$(14,308)	$(3,175)
Less: Net loss attributable to noncontrolling interests from continuing operations	-	-
Less: Net loss attributable to noncontrolling interests from discontinued operations	(235)	-

NET LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS FROM CONTINUING OPERATIONS	(9,252)	(3,175)
NET LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS FROM DISCONTINUED OPERATIONS	(4,821)	-

NET LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	(14,073)	(3,175)

OTHER COMPREHENSIVE LOSS, NET OF TAX
Foreign currency translation adjustments	(339)	-
Other comprehensive loss	(339)	-

TOTAL COMPREHENSIVE LOSS	(14,647)	(3,175)

Net loss from continuing operations per share – basic and diluted	$(0.19)	$(0.06)
Net loss from discontinued operations per share – basic and diluted	$(0.10)	-
Net loss from continuing operations per ADS – basic and diluted	$(3.80)	$(1.20)
Net loss from discontinued operations per ADS – basic and diluted	$(2.00)	-

Weighted average shares used in calculating basic and diluted net (loss) income per share	49,458,266	56,333,003